Via Facsimile and U.S. Mail
Mail Stop 6010

October 26, 2007

Mr. James A. Meer
Senior Vice President - Chief Financial Officer
and Treasurer
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey 07039

Re: **Columbia Laboratories, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 1-10352

Dear Mr. Meer :

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1. Over the last three fiscal years and the interim period ended June 30, 2007 you have generated significant profits from your operations in Europe and significant losses from your operations in the United States. Please enhance your management's discussion and analysis disclosures by quantifying and disclosing

the underlying reasons for your significant profitability in Europe and your significant losses in the United States. Please discuss the extent to which this variation is due to pricing, volume and foreign currency. Please refer to Item 303(a) of Regulation S-K.

Contractual Cash Obligations, page 39

2. Please revise the table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these contractual payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant